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                                                                 EXHIBIT (a)(5)


                  [LETTERHEAD OF ROBERTSON-CECO CORPORATION]

                                                                    May 4, 2000

Dear Stockholder:

   On April 20, 2000, Robertson-Ceco Corporation, a Delaware corporation (the "Company"), and RHH Acquisition Corp., a Delaware corporation (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Purchaser was formed by The Heico Companies, LLC ("Heico"). E.A. Roskovensky and Andrew G.C. Sage II are also stockholders of Purchaser. Heico, Mr. Roskovensky and Mr. Sage (collectively, the "Parent Group") currently beneficially own approximately 71.9% of the issued and outstanding common stock, par value $.01 per share (the "Shares"), of the Company.

   The Purchaser has today commenced a cash tender offer for any and all of the issued and outstanding Shares (other than those owned by Purchaser, Parent Group and their respective affiliates) at a price of $11.50 per Share, net to the seller in cash without interest thereon (the "Merger Consideration"). If the tender offer is consummated and certain other conditions are met, the Merger Agreement provides that Purchaser will merge with and into the Company following the tender offer and any remaining Shares (other than Shares owned by Parent Group or Purchaser or held by the Company and Shares held by stockholders who perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Merger Consideration.

   At a meeting held on April 20, 2000, the Company's Board of Directors (the "Board") by unanimous vote of all directors present, based on, among other things, the recommendation of a special committee comprised of an independent director (the "Special Committee"), (i) determined that the merger is advisable and that the terms of the offer and merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the offer and the merger and approved and adopted the Merger Agreement and (iii) recommended that the Company's stockholders accept the offer and, if approval is required by applicable law, approve the merger and approve and adopt the Merger Agreement.

   In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Schedule 14D-
9. Included as Annex A to the Schedule 14D-9 is the written opinion to the Special Committee, dated April 20, 2000, of CIBC World Markets Corp., the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per Share of $11.50 in cash to be received in the offer and the merger, taken together, by the holders of shares of Robertson-Ceco common stock was fair, from a financial point of view, to such holders (other than Heico, Purchaser and their respective affiliates).

   Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,



                                          /s/ Stanley G. Berman
                                          -------------------------
                                          Stanley G. Berman
                                          Chairman, Special Committee of the
                                           Board of Directors